FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

FIRST AMENDMENT TO THE INDENTURE OF THE SEVENTEENTH (17th) ISSUE OF ORDINARY DEBENTURES, NOT CONVERTIBLE INTO SHARES, UNSECURED, IN A SINGLE SERIES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED EFFORTS OF THE COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

between

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

as Issuer,

and

PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS

As Trustee, representing the Debenture holders jointly

__________________

Dated as of

November 19, 2020

___________________

FIRST AMENDMENT TO THE INDENTURE OF THE SEVENTEENTH (17th) ISSUE OF ORDINARY DEBENTURES, NOT CONVERTIBLE INTO SHARES, UNSECURED, IN A SINGLE SERIES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED EFFORTS OF THE COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly held corporation registered before the Brazilian Securities Exchange Commission (“CVM”) under CVM Code No. 1482-6, with head office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luiz Antonio, No. 3.142, enrolled with the Corporate Taxpayers Register of the Ministry of Economy (“CNPJ/ME”) under No. 47.508.411/0001-56 and before the Board of Trade of the State of São Paulo (“JUCESP”) under NIRE 35.300.089.901, herein represented under its bylaws (“Issuer”); and

PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS,with head office in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, No. 4.200, Bloco 08, Ala B, Salas 302, 303 and 304 - Barra da Tijuca, CEP 22640-102, enrolled with CNPJ/ME under No. 17.343.682/0001-38, herein represented under its Bylaws, as trustee (“Trustee”);

The Issuer and the Trustee shall be hereinafter jointly referred to as “Parties” and individually as “Party”,

And hereby, in accordance with the existing law, enter into this “First Amendment to the Indenture of the Seventeenth (17th) Issue of Ordinary Debentures, Not Convertible into Shares, Unsecured, in a Single Series, for Public Distribution with Restricted Efforts, of Companhia Brasileira de Distribuição” (“Amendment”), in compliance with the following clauses and conditions:

WHEREAS

WHEREAS on December 19, 2019, the Parties entered into the “Indenture of the Seventeenth (17th) Issue of Ordinary Debentures, Not Convertible Into Shares, Unsecured, in a Single Series, for Public Distribution With Restricted Efforts of the Companhia Brasileira De Distribuição” (“Indenture” and “Issue”, respectively);

WHEREAS the Parties are authorized to enter into this Amendment, in compliance with the resolutions approved in the General Debenture holders’ Meeting of the Seventeenth Issue of Ordinary Debentures, Not Convertible Into Shares, Unsecured, in a Single Series, for Public Distribution With Restricted Efforts of the Companhia Brasileira De Distribuição held on November 19, 2020 (“GDM”).

WHEREAS the Parties are willing to change certain terms of the Indenture due to the partial spin off transaction of the Company and its subsidiary Sendas

Distribuidora S.A., described in a Company’s material fact published on September 9, 2020 and in accordance with the GDM resolutions;

NOW, THEREFORE, the Parties amend the Indenture, in accordance with the clauses, conditions and characteristics below.

1.       DEFINITIONS

1.1.       Unless otherwise provided for herein, the capitalized terms used herein and not otherwise defined shall have the meaning assigned to them in the Indenture and the interpretation rules set forth therein shall apply to this Amendment, as if they were transcribed herein. All references contained in First Amendment to any other agreements or documents mean a reference to such instruments as amended and modified and as they are in force.

2.       AMENDMENTS

2.1.       The Parties mutually agree to change item “(vi)” of Clause 4.12.1 of the Indenture, which shall become effective as of the date hereof with the following wording:

“(vi) spin off, consolidation or merger of the Issuer by another company, without prior and express authorization of the Debenture holders, observing the resolution quorum established in this Indenture, except if the spin off, consolidation or merger meets the requirements provided for in article 231, paragraph 1 of the Brazilian Corporation Law, except the Spin Off announced by the Issuer in a material fact published on September 9, 2020”

2.2.       The Parties mutually agree to change item “(i)” of Clause 4.12.3.1 of the Indenture, which shall become effective as of the date hereof with the following wording:

“(i) assignment, sale, disposal of, spin off, transfer at no cost or for valuable consideration, of the Issuer’s assets, including shares or quotas of controlled Companies, with value higher than the equivalent to twenty per cent (20%), whether individually or in the aggregate, of the Issuer’s owners’ equity, according to the last quarterly audited financial statement disclosed, except: (a) sale, disposal of, spin off and/or transfer of the Issuer’s assets, including shares or quotas of controlled companies, within the Issuer’s Economic Group; (b) in case of any disposal of, exchange or transfer of (i) fixed assets, real property and/or construction of Issuer’s property that do not exceed three billion and three hundred million reais (BRL 3,300,000,000.00) during the term of this Indenture, or (ii) any share owned by the Issuer in the capital of Cnova N.V., a company duly organized according to the laws of the Netherlands, with head office at Strawinskylaan 3051, 1077 ZX, Amsterdam, The Netherlands, as disclosed to the market on December 11, 2019; and (c) any other hypothesis, with the prior written consent of the Debenture holders. It should be highlighted that the Spin Off announced by the Issuer in a material fact published on September 9, 2020, is considered a Spin Off within the Issuer’s Economic Group;”

2.3.       The Parties mutually agree to change item “(ii)” of Clause 4.12.3.1 of the Indenture, which shall become effective as of the date hereof with the following wording:

“(ii) distribution of dividends and/or payment of interests on own capital (“JCP”) assigned as dividends by the Issuer, above the minimum mandatory dividend provided for in article 202 of the Brazilian Corporation Law, except (a) if there is a prior and express authorization of the Debenture holders; or (b) in case of JCP assigned as dividends, if there is a distribution of net profit of the respective fiscal year in a percentage of up to twenty-six per cent (26%), due to the variation of the Withholding Income Tax (IRRF) rates applicable to the shareholders, under the legislation in force;”

2.4.       At last, the Parties further decide to change item “(vi)” of Clause 4.12.3.1 of the Indenture, which shall become effective as of the date hereof with the following wording:

“(vi) redemption, repurchase, amortization or bonus of shares, if the Issuer is in default with any of its pecuniary obligations established in this Indenture, provided, however, the payment of minimum mandatory dividend provided for in Article 202 of the Brazilian Corporation Law;”

2.8. In view of the foregoing changes, the Parties decide to restate the Indenture, which shall become effective with the wording established in Annex A to this Amendment.

3.	RECORD AND REGISTRATIONS.

3.1. This Amendment shall be filed with JUCESP, as provided for in article 62, item II and paragraph 3 of the Brazilian Corporation Law, and the protocols ins JUCESP must be made within five (5) days counted as of the execution of this Amendment.

3.2.       The Issuer undertakes to send to the Trustee one (1) original counterpart of this Amendment duly registered within five (5) days as of the registration with JUCESP.

3.3       The period mentioned in Clause 3.1 above must comply with law No. 14,030 of July 28, 2020 (“Law 14,030), for as long as it applies, except for any regulatory requirements.

4            MISCELLANEOUS

4.1.       All other Clauses, terms, provisions, conditions, statements, rights and obligations established in or arising from the Indenture not expressly modified by this Amendment shall remain unchanged, valid, effective and enforceable and are hereby ratified.

4.2.       This Amendment shall become effective as of the date of its execution and binds the Parties and their successor at any title, being irrevocable and irreparable for all legal purposes and effects, [and the effectiveness of change of item “(vi) of Clause 4.12.1 and items “(i)”, “(ii)” and “(vi)” of Clause 4.12.3.1, as amended under Clauses 2.1, 2.2, 2.3 and 2.4 above, will be subject to, under articles 121 and 125 et. seq. of the Civil Code, to performance of the partial spin off transaction of the Issuer, as described in a Company’s material fact published on September 9, 2020, to be confirmed by the publication of a material fact in this regard on the Company’s website, regardless of any amendment or notice.

4.3.       The waiver of any of the rights resulting from this Amendment is not assumed. So, no delay, omission or discretion in the exercise of any right, power or remedy that applies to the Trustee and/or Debenture holders due to any default of the obligations of the Issuer, shall harm such rights, powers or remedies, or shall be construed as waiver thereof or consent with such default, nor shall be novation or modification of any other obligations assumed by the Issuer in this Amendment or in the Indenture or precedent with respect to any other default or delay.

4.4.       The Parties hereby acknowledge that this Amendment is an extrajudicially enforceable instrument under article 784, item III of the Code of Civil Procedure, for all legal purposes and effects.

4.5.       Any and all costs incurred due to the registration of this Amendment and corporate acts related to it with the competent registries of deeds, shall be exclusively borne by the Issuer.

5.       APPLICABLE LAW AND JURISDICTION

5.1.       This Amended shall be governed and construed in accordance with the laws of the Federative Republic of Brazil.

5.2.       To settle any and all doubts and/or controversies arising from this Amendment, the jurisdiction of the City of São Paulo is hereby elected as competent, with express waiver of any other, however privileged it may be.

In witness whereof, the Parties execute this Amendment in two (2) counterparts of equal content and form, in the presence of the two (2) undersigned witnesses.

São Paulo, November 19, 2020.

[Signature Page 1/3 of the First Amendment to the Indenture of the Seventeenth (17th) Issue of Ordinary Debentures, Not Convertible Into Shares, Unsecured, in a Single Series, for Public Distribution With Restricted Efforts of the Companhia Brasileira De Distribuição.]

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

_______________________________	_______________________________
Name: Frederico Augusto Alonso	Name: Marcelo Acerbi de Almeida
Title: Attorney-in-fact	Title: Attorney-in-fact

[Signature Page 2/3 of the First Amendment to the Indenture of the Seventeenth (17th) Issue of Ordinary Debentures, Not Convertible Into Shares, Unsecured, in a Single Series, for Public Distribution With Restricted Efforts of the Companhia Brasileira De Distribuição.]

PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS

_______________________________
Name: Carolina Lopes de Menezes
Title: Attorney-in-fact
CPF: 423.589.478-14

[Signature Page 3/3 of the First Amendment to the Indenture of the Seventeenth (17th) Issue of Ordinary Debentures, Not Convertible Into Shares, Unsecured, in a Single Series, for Public Distribution With Restricted Efforts of the Companhia Brasileira De Distribuição.]

Witnesses:

_______________________________	_________________________________
Name:	Name:
CPF:	CPF:

ANNEX I

RESTATEMENT OF THE INDENTURE OF THE SEVENTEENTH (17th) ISSUE OF ORDINARY DEBENTURES, NOT CONVERTIBLE INTO SHARES, UNSECURED, IN A SINGLE SERIES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED EFFORTS OF THE COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By this private instrument,

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly held corporation registered before the Brazilian Securities Exchange Commission (“CVM”) under CVM Code No. 1482-6, with head office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luiz Antonio, No. 3.142, enrolled with the Corporate Taxpayers Register of the Ministry of Economy (“CNPJ/ME”) under No. 47.508.411/0001-56 and before the Board of Trade of the State of São Paulo (“JUCESP”) under NIRE 35.300.089.901, herein represented under its bylaws (“Issuer”); and

PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS,with head office in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, No. 4.200, Bloco 08, Ala B, Salas 302, 303 and 304 - Barra da Tijuca, CEP 22640-102, enrolled with CNPJ/ME under No. 17.343.682/0001-38, herein represented under its Bylaws, as trustee (“Trustee”);

The Issuer and the Trustee shall be hereinafter jointly referred to as “Parties” and individually as “Party”,

And hereby, in accordance with the existing law, enter into this “Indenture of the Seventeenth (17th) Issue of Ordinary Debentures, Not Convertible into Shares, Unsecured, in a Single Series, for Public Distribution with Restricted Efforts, of Companhia Brasileira de Distribuição” (“Issue” and “Indenture”, respectively), in compliance with the following clauses and conditions:

1. AUTHORIZATIONS

1.1 This Indenture is entered into based on the resolutions of the Issuer’s Board of Directors in a meeting held on December 19, 2019 (“BODM”), at which the Issue conditions were resolved on, under article 59, paragraph 1, of law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”).

2. REQUIREMENTS

2.1 The Issue shall be performed in accordance with the following requirements:

2.1.1 Release from Registration with CVM and Registration with ANBIMA – Brazilian Financial and Capital Markets Association

2.1.1.1       The public distribution of Debentures (as defined below) shall be carried out under the CVM Instruction No. 476, dated January 16, 2009, as amended (“CVM Instruction 476”), and is automatically released from registration before CVM, under article 6 of CVM Instruction 476, as it is a public offering with restricted distribution efforts (“Restricted Offering”).

2.1.1.2        Pursuant to Chapter VIII of the “ANBIMA Code of Regulation and Best Practices for Structuring, Coordination and Distribution of Public Offering of Securities and Public Offering for the Acquisition of Securities” (“ANBIMA Code”), the Restricted Offering must be registered with ANBIMA, by sending the documentation described in article 18, item V, of the ANBIMA Code, within up to fifteen (15) days from the submission of the notice of closing of the Restricted Offering to CVM.

2.1.2 Filing of the BODM minutes with JUCESP and Publication of the BODM

2.1.2.1       The BODM minutes shall be filed with JUCESP under the current legislation, and shall be published on the “State Gazette of São Paulo” and in the newspaper “Folha de São Paulo” (“Issuer’s Disclosing Newspaper”).

2.1.3 Registration of this Indenture

2.1.3.1       This Indenture and any of its amendments shall be registered with JUCESP under article 62, item II, and paragraph 3 of the Brazilian Corporation Law, and the protocols in JUCESP must be made within five (5) days counted as of the execution of this instrument.

2.1.3.2 The Issuer undertakes to send to the Trustee one (1) original counterpart of the Indenture and any of its amendments duly registered within five (5) days as of the registration with JUCESP.

2.1.4 Deposit for Distribution, Trading and Electronic Custody

2.1.4.1       The Debentures shall be deposited for (i) distribution in the primary market through the MDA - Módulo de Distribuição de Ativos (i.e.,Assets Distribution Module) (“MDA”) managed and operated by B3 S.A. – Brasil, Bolsa, Balcão – CETIP UTVM Segment (“B3”);and (ii) trading in the secondary market through the CETIP21 - Securities (“CETIP21”), managed and operated by B3. The trading shall be financially settled and the Debentures shall be held in electronic custody with B3.

2.1.4.2       Notwithstanding the foregoing Clause 2.1.4.1, the Debentures may be traded in the regulated markets of securities between qualified investors, as defined in article 9-B of CVM Instruction No. 539, dated November 13, 2013, as amended (“Qualified Investors” and “CVM Instruction 539”) and after ninety (90) days have elapsed as of the date of each subscription or acquisition by Professional Investors (as defined below), in compliance with articles 13 and 15 of CVM Instruction 476, and once verified the Issuer has complied with its obligations set forth in article17 of CVM Instruction 476, the trading of the Debentures must respect at all times the applicable legal and regulatory provisions.

3. CHARACTERISTICS OF THE ISSUE

3.1       Issuer’s Corporate Purpose

3.1.1       According to article 2 of its Bylaws, the Issuer’s main corporate purpose is the sale of manufactured, semi-manufactured or “in natura” products, whether national or foreign, of any and all kind and species, nature or quality, provided that not prohibited by law, as well as the other activities listed in said Bylaws.

3.2       Issue Number

3.2.1       This Issue represents the seventeenth (17th) issue of Debentures of the Issuer.

3.3       Number of Series

3.3.1       The Issue shall be performed in a single series.

3.4       Total Issue Value

3.4.1       The total Issue value shall be two billion reais (BRL 2,000,000,000.00), on the Issue Date (as defined below).

3.5       Number of Debentures

3.5.1       Two million (2,000,000) Debentures shall be issued.

3.6       Allocation of Funds

3.6.1        The funds raised through the Restricted Offering will be used by the Issuer to reinforce working capital and/or extend the indebtedness profile; capital increase related to agribusiness, thus understood as business concluded between the Issuer and rural producers, or its cooperatives, related to the production, commercialization, processing or industrialization of agricultural products or inputs, specifically related to fruits, vegetables, dairy products, poultry and meat.

3.6.2        For purposes of monitoring the allocation of funds by the Trustee, the Issuer shall indicate, in the statements forwarded annually, provided for in Clause 5.1 (i) (a) below, the values of the funds raised through the Restricted Offering, under Clause 3.6.1 above, within the fiscal year in reference.

3.7       Settling Bank and Bookkeeping Agent

3.7.1       The duties of the settling bank and bookkeeping agent shall be performed by Banco Bradesco S.A., a financial institution with head office in the City of Osasco, State of São Paulo, in the administrative hub named Cidade de Deus, w/o No., Vila Yara, enrolled with CNPJ/ME under No. 60.746.948-55 (“Settling Bank” and “Bookkeeping Agent”, as the case may be), whose definitions include any other institution that may replace the Settling Bank and Bookkeeping Agent in providing the services related to the Debentures.

4. CHARACTERISTICS OF THE DEBENTURES

4.1       Placement and Distribution Plan

4.1.1       The Debentures shall be subject of Restricted Offering exclusively addressed to Professional Investors (as defined below), in compliance with the distribution plan previously agreed upon between the Issuer and the lead brokerage institution of the Restricted Offering (“Lead Arranger”) and other financial institutions part of the securities distribution system (together with the Lead Arranger, “Arrangers”). The Arrangers shall organize the placement of all the Debentures in a firm commitment placement regime.

4.1.1.1       “Professional Investors” are considered those investors referred to in article 9-A of CVM Instruction 539. Provided that investment funds and securities portfolios administrated the decisions of which are made by the same manager shall be considered as a single investor, for the purposes of the limits provided for in the Placement Plan (as defined below).

4.1.2       In compliance with the applicable regulation, the Arrangers shall arrange for the placement of the Debentures exclusively before the Professional Investors to meet the procedures described in CVM Instruction 476 (“Placement Plan”), in accordance with the following terms:

(i)	the search for Professional Investors through stores, offices or establishments open to the public, or by using public communication services, such as the press, radio, television and publicly open pages on the internet shall not be allowed;

(ii)	the Arrangers shall only be allowed to search for at most seventy-five (75) Professional Investors; and

(iii)	the Debentures may only be acquired by at most fifty (50) Professional Investors, under CVM Instruction 476.

4.1.3       The placement of the Debentures shall be performed according to the B3 procedures and the distribution plan described in this Clause Four.

4.1.4       When subscribing and paying the Debentures, each Professional Investor interested in the subscription of the Debentures shall do so by delivering to the Arrangers a letter duly signed, in term and conditions acceptable to the Arrangers, stating to be aware of and to agree, among other things, that: (I) the information received are sufficient for their decision-making regarding the Restricted Offering; (ii) the Restricted Offering has not been registered before CVM; and (iii) the Debentures are subject to the trading restrictions set forth in the applicable regulation and in this Indenture, they may only be traded in the regulated markets ninety (90) days after subscription or acquisition by the Investor, in observance of the additional obligations of the Issuer, under CVM Instruction 476.

4.1.5       If the Restricted Offering is cancelled or revoked, all acts of acceptance shall be cancelled and the Arrangers, together with the Issuer, shall notify the Professional Investors of the cancellation of the Restricted Offering until the business day prior to the First Subscription and Payment Date (as defined below).

4.2       Issue Date of the Debentures

4.2.1       For all legal purposes, the date of issue of the Debentures shall be January 6, 2020 ( “Issue Date”).

4.3       Debentures’ Unit Par Value

4.3.1       The unit par value of the Debentures, on the Issue Date, shall be one thousand Reais (BRL 1,000.00) (“Unit Par Value”).

4.4       Convertibility, Form and Evidence of Ownership of the Debentures

4.4.1       The Debentures shall be issued in registered, book-entry form, without issuance of certificates or provisory certificates and shall not be convertible into shares issued by the Issuer.

4.4.2       Certificates representing the Debentures shall not be issued, under article 63, paragraph 2 of the Brazilian Corporation Law. For all legal purposes and effects, the ownership of the Debentures shall be evidenced by the statement issued by the Bookkeeping Agent. Additionally, a statement in the name of the holders of Debentures issued by B3 shall be recognized as proof of ownership for the Debentures held in electronic custody by B3.

4.5       Species

4.5.1       The Debentures shall be unsecured, under article 58 of the Brazilian Corporation Law.

4.6       Subscription Price and Form of Payment

4.6.1       The payment of the Debentures in the primary market shall be made according to the procedures adopted by B3, on demand, in national currency, at the subscription, being accepted one or more subscriptions and payment; they may also be placed at a premium or at a discount, to be defined, if applicable, at the subscription, provided that equity conditions apply to all investors.

.. On the date of first subscription and payment (“First Subscription and Payment Date”), the payment of the Debentures shall be made at their Unit Par Value. The other payments of Debentures shall be made at the Unit Par Value plus the Compensation calculated pro rata temporis since the First Subscription and Payment Date until the effective subscription and payment date. All the subscriptions and payment shall be made within the distribution period under articles 7-A and 8 of CVM Instruction 476.

4.7       Term and Maturity Dates

4.7.1       The Debentures shall have a term of three (3) years, counted as of the Issue Date, maturing, therefore, on January 6, 2023 (“Maturity Date”), except for the hypothesis of Optional Early Redemption, Early Redemption Offering and early redemption of the debentures as defined in Clause 4.10.5.1 below, as the case may be.

4.8       Guarantees

4.8.1       The Debentures shall have no security interest or personal guarantee.

4.9       Amortization

4.9.1 The balance of the unit par value shall be amortized in two (2) installments, with the first installment referring to 50.0000% of the balance of the unit par value due within two (2) years from the Issue Date and the second, referring to 100.0000% of the balance of the unit par value, shall be due on the Maturity Date, except in the event of Optional Early Redemption, Early Redemption Offering, Optional Amortization, and early redemption of the debentures in accordance with Clause 4.10.5.1 below, as appropriate.

Installment	Amortization Date	Amortized Percentage of the balance of Unit Par Value
1ª	January 6, 2022	50.0000%
2ª	Maturity Date	100.0000%

4.10. COMPENSATION

4.10.1 The Unit Par Value or the Unit Par Value balance, as the case may be, of the Debentures shall not be subject to adjustment for inflation. As of the First Subscription and Payment Date, the Debentures shall be entitled to a compensation corresponding to one hundred percent (100%) of the cumulative change of average daily rates of DI - Interbank Deposits of one day, “over extra group”, base of two hundred and fifty-two (252) Business Days, calculated and disclosed daily by B3 S.A. – Brasil, Bolsa, Balcão, in the daily newsletter available on its website (http://www.b3.com.br) (“DI Rate”),, exponetially added with a surcharge (spread) of one point forty-five per cent (4.5%) per year, base of two hundred and fifty-two (252) Business Days, incident on the Unit Par Value, or on the balance of the Unit Par Value, as the case may be, and paid at the end of each Capitalization Period of the Debentures, as defined in Clause 4.10.3 below, according to the formula indicated in Clause 4.10.1.5 below (“Compensation”).

4.10.2       The Compensation shall be calculated exponentially and cumulatively, using the pro rata temporis criterion, per Business Days elapsed, from the immediately preceding First Subscription and Payment Date or Compensation Payment Date (as defined below), as the case may be, until the date of their effective payment, which must occur at the end of each Capitalization Period of the Debentures.

4.10.1.2 The Compensation shall be paid semiannually on the 6th of January and July of each year, with the first payment of the Compensation being due on July

6th, 2020, and the last one shall be due on the Maturity Date of the Debentures, as shown in the table below (“Compensation Payment Dates”):

Installment Number	Compensation Payment Dates
1	July 6, 2020
2	January 6, 2021
3	July 6, 2021
4	January 6, 2022
5	July 6, 2022
6	Maturity Date

4.10.1.3       Those who holds Debentures at the end of the Business Day immediately preceding each Compensation Payment Date shall be entitled to the Compensation.

4.10.1.4 The Compensation shall be calculated according to the following formula:

where:

J	=	unit value of the interests due at the end of each Capitalization Period, calculated with eight (8) decimal places without rounding;
VNe	=	Unit Par Value or balance of the Unit Par Value, as the case may be, informed/calculated with eight (8) decimal places without rounding;
InterestFactor (FatorJuros)	=	Interest factor composed of the fluctuation parameter plus spread calculated with nine (9) decimal places, with rounding, determined as follows:

DIFactor (FatorDI)	=	Output of DI Rates, as of the start date (included) of the Capitalization Period, until the date of calculation (excluded), calculated with eight (8) decimal places, with rounding, determined as follows:

where:

k	=	number of DI Rates orders, going from one (1) to nDI;
nDI	=	Total number of DI Rates, being “ nDI “ a whole number;
TDIk	=	DI Rate, of k order, expressed daily, calculated with eight (8) decimal places, with rounding, determined as follows:

where:

K	=	1, 2, ..., n;
DIk	=	DI Rate, of k order, disclosed by B3 S.A. – Brasil, Bolsa, Balcão, used with two (2) decimal places

SpreadFactor (FatorSpread)	=	Fixed interest surcharge, calculated with nine (9) decimal places, with rounding, determined as follows:

where:

Spread	=	1.4500;
DP	=	Number of Business Days between the immediately preceding Subscription and Payment Date or Compensation payment date and the date of calculation, “DP” being a whole number;

Observations:

(i)	The factor resulting from the expression is considered with sixteen (16) decimal places, without rounding;

(ii)	The output of daily factors is obtained, and at each factor accrued, the result is truncated with sixteen (16) decimal places, applying the next daily factor and so on, until the last one considered;

(iii)	Once the factors are accrued, the resulting factor “Factor DI” is considered with eight (8) decimal places, with rounding;

(iv)	The factor resulting from the expression (DIFactor x SpreadFactor) is considered with sixteen (9) decimal places, with rounding.

(v)	The DI Rate must be used considering an identical number of decimal places disclosed by the entity responsible for calculating them.

4.10.2 For purposes of calculating the Compensation, “Capitalization Period” is defined as the period of time starting on the First Subscription and Payment Date (included), regarding the first Capitalization Period, or on immediately preceding Compensation Payment Date (included), regarding the other Capitalization Periods, and ending on the date of the next payment of the Compensation corresponding to the period (included).

4.10.3 If the DI Rate is not available when determining the Compensation applicable to the Debentures, in its place, the last DI Rate applicable that is available on that date shall apply, and no financial set offs shall be due, either by the Issuer or the respective Debenture holders, when the available DI Rate is disclosed.

4.10.4 In the absence of determination and/or disclosure of the DI Rate for more than ten (10) Business Days counted as of the expected date for determination and/or disclosure or further, in the event of termination or unenforceability of the DI Rate by legal provision or court order, the Trustee shall call a general meeting of Debenture holders within two (2) Business Days as of the end of the non-disclosure period, or after termination or unenforceability of the DI Rate by legal provision or court order(in the form and terms stipulated in article 124 of the Brazilian Corporation Law and in this Indenture) (“General Debenture holders’ Meeting”), so that the Debenture holders may resolve, in mutual agreement with the Issuer, on the new compensation parameter to be applied (“Replacement Rate”). Until the resolution of the Replacement Rate, the last DI Rate disclosed shall be used in determining the DI Factor, an no financial set off shall be due between the Issuer and the respective Debenture holders, if a payment of Compensation had occurred until the date of resolution of the Replacement Rate.

4.10.4.1       In the event of not holding a General Debenture holders’ Meeting provided for in Clause 4.10.4 above or, if held, there is no agreement on the Replacement Rate between the Issuer and the respective Debenture holders representing at least seventy-five per cent (75%) plus one, of the outstanding Debentures, the Issuer must early redeem all the Debentures, within ten (10) days as of the date of closing of the respective General Debenture holders’ Meeting (or if not held in first and second call, on the date on which it should have been held) or within other period that may be defined in said meeting, by its Unit Par Value or balance of Unit Par Value, as the case may be, plus the Compensation owed until the effective redemption date, calculated pro rata temporis, from the immediately preceding First Subscription and Payment Date, or Compensation Payment Date.

4.10.5 The Debentures early redeemed under the foregoing clause shall be cancelled by the Issuer. In this event, for calculation of the Compensation of the Debentures to be redeemed, for each day of the period in which the absence of rates occurs, the last DI Rate officially disclosed shall be used.

4.10.6 If the DI Rate starts to be disclosed again before the General Debenture holders’ Meeting referred to in Clause 4.10.4 above is held and there is no legal provision or court order expressly prohibiting its use, the DI Rate, as of its disclosure, shall again be used to calculate any obligations provided for in this Indenture.

4.11 Scheduled Renegotiation

4.11.1 The Debentures will not be subject to scheduled renegotiation.

4.12 Automatic Early Maturity

4.12.1        The Trustee shall automatically, regardless of notice, notification or judicial or extrajudicial notice to the Issuer, consider all the Issuer's obligations regarding the Debentures to be due and immediately payable, demanding from the Issuer the immediate payment of the Unit Par Value or the balance of the Unit Par Value, as the case may be, plus the Compensation due until the effective payment date, calculated pro rata temporis, of the late Payment Charges, if any, and any other amounts eventually due by the Issuer under the terms of the Indenture, in the knowledge of the occurrence of any of the following hypotheses:

(i)	occurrence of (a) liquidation or dissolution of the Issuer, (b) voluntary bankruptcy or bankruptcy request not resolved within the legal term, bankruptcy decree or any similar proceeding in the competent jurisdiction of each company that may be created by law, of the Issuer, and/or its controlled and affiliated companies, directly or indirectly (“Affiliates”) and, (c) any event similar to the previous ones that characterizes or may characterize the Issuer's and/or its Affiliates' insolvency status;

(ii)	proposal by the Issuer and/or its Affiliates of an extrajudicial reorganization plan to any creditor or class of creditors, or any similar proceeding in the competent jurisdiction of each company, regardless of having been requested or obtained judicial approval of said plan, or yet, entry by the Issuer and/or its Affiliatesd in court of a request for judicial reorganization or equivalent proceeding in the competent jurisdiction of each company, regardless of granting of the reorganization processing or its concession by the competent judge;

(iii)	default by the Issuer, in the term and form due, of any pecuniary obligation set forth in this Indenture, not remedied within one (1) Business Day from the date of the respective non-compliance;

(iv)	default of any financial debt of the Issuer and/or any of its controlled companies, and for purposes hereof, the definition of control contained in article 116 or the Brazilian Corporation Law is used (“Controlled Compaies”), in unit or aggregate value, equal or higher than sixty million reais (BRL 60,000,000.00), or equivalent value in other currencies, respecting its respective cure term, or in case there is no such default, if such default is not remedied within five (5) Business Days counted from the default;

(v)	statement of early maturity of any debt and/or obligation of the Issuer or of any of its Controlled Companies in unit or aggregate value, equal or higher than sixty million reais (BRL 60,000,000.00), or equivalent value in other currencies;

(vi)	spin off, consolidation or merger of the Issuer by another company, without prior and express authorization of the Debenture holders, observing the resolution quorum established in this Indenture, except if the spin off, consolidation or merger meets the requirements provided for in article 231, paragraph 1 of the Brazilian Corporation Law, except the Spin Off announced by the Issuer in a material fact published on September 9, 2020; and

(vii)	conversion of the corporate type of the Issuer in accordance with articles 220 to 222 of the Brazilian Corporation Law.

4.12.2 The Issuer undertakes to, within up to two (2) Business Days from the date on which it becomes aware of any of the events described in the items above, communicate on the same date to the Trustee so that it takes the appropriate measures. The Issuer's failure to comply with this duty will not prevent the Trustee and/or Debenture holders from, at their discretion, exercising their powers and claims set forth in this Indenture.

4.12.3 Non-automatic Early Maturity

4.12.3.1 The Trustee shall call a General Debenture Holders’ Meeting, within two (2) Business Days from the date on which it became aware of any of the events listed below, to resolve on the non-declaration of the early maturity of all the Issuer's obligations relating to the Debentures, as the case may be, plus the Compensation due until to the effective payment date, calculated pro rata temporis, the Late Payment Charges, if any, and any other amounts eventually due by the Issuer under the Indenture, in knowledge of the occurrence of any of the following hypotheses:

(i)	assignment, sale, disposal of, spin off, transfer at no cost or for valuable consideration, of the Issuer’s assets, including shares or quotas of controlled Companies, with value higher than the equivalent to twenty per cent (20%), whether individually or in the aggregate, of the Issuer’s owners’ equity, according to the last quarterly audited financial statement disclosed, except: (a) sale, disposal of, spin off and/or transfer of the Issuer’s assets, including shares or quotas of controlled companies, within the Issuer’s Economic Group; (b) in case of any disposal of, exchange or transfer of (i) fixed assets, real property and/or construction of Issuer’s property that do not exceed three billion and three hundred million reais (BRL 3,300,000,000.00) during the term of this Indenture, or (ii) any share owned by the Issuer in the capital of Cnova N.V., a company duly organized according to the laws of the Netherlands, with head office at Strawinskylaan 3051, 1077 ZX, Amsterdam, The Netherlands, as disclosed to the market on December 11, 2019; and (c) any other hypothesis, with the prior written consent of the Debenture holders. It should be highlighted that the Spin Off announced by the Issuer in a material fact published on September 9, 2020, is considered a Spin Off within the Issuer’s Economic Group;

(ii)	distribution of dividends and/or payment of interests on own capital (“JCP”) assigned as dividends by the Issuer, above the minimum mandatory dividend provided for in article 202 of the Brazilian Corporation Law, except (a) if there is a prior and express authorization of the Debenture holders; or (b) in case of JCP assigned as dividends, if there is a distribution of net profit of the respective fiscal year in a percentage of up to twenty-six per cent (26%), due to the variation of the Withholding Income Tax (IRRF) rates applicable to the shareholders, under the legislation in force;

(iii)	if the Issuer transfers or in any way assigns or promises to assign to third parties the rights and obligations assumed under this Indenture;

(iv)	Judicial inquiry, by the Issuer and/or any of its Controlled Companies and/or parent companies, and for purposes of this clause, the definition of control contained in article 116 or the Brazilian Corporation Law, in this Indenture is used; and

(v)	reduction of the Issuer’s capital, after the execution date of this Indenture, without the prior consent of the holders of the Debentures, as provided in article 174, paragraph 3 of the Brazilian Corporation Law.

(vi)	redemption, repurchase, amortization or bonus of shares, if the Issuer is in default with any of its pecuniary obligations established in this Indenture, provided, however, the payment of minimum mandatory dividend provided for in Article 202 of the Brazilian Corporation Law;

(vii)	protests of titles against the Issuer and/or any Controlled Company, except for those provenly made by error or bad faith of third parties, provided that validly evidenced by the Issuer within five (5) Business Days as of the notice of such process, for whose payment the Issuer and/or any Controlled Company, whose value, individually or jointly, is higher than sixty million reais (BRL 60,000,000.00), unless, within fifteen (15) Business Days as from the notice of said protest, it is validly proved by the Issuer and/or any Controlled Company that (a) the protest was cancelled, stopped or suspended, or (b) guarantees were given and accepted in court in an amount at least equivalent to the protested amount;

(viii)	Default by the Issuer of any non-pecuniary obligation set forth in this Indenture, not remedied within five (5) Business Days from the date of the default, and the term provided in this item does not apply to the obligations for which a specific grace period has been established;

(ix)	non-fulfillment of the obligation of allocating the funds raised by means of the Debentures as established in Clause 3.6 of this Indenture;

(x)	prove to be false or reveal to be incorrect, inconsistent, insufficient or misleading any of the representations or warranties provided by the Issuer in this Indenture and/or in any document related to the Debentures and/or to the Issue, provided that the said inaccuracy, inconsistency or insufficiency is not remedied by the Issuer within five (5) Business Days counted as of the notice in writing, forwarded by the Trustee to the Issuer in this regard, and the said cure term does not apply for representations or warranties that prove to be false or misleading;

(xi)	non-compliance with any court decision that became final and unappealable or final arbitration decision of adverse nature against the Issuer, in unit or aggregate value higher than sixty million reais (BRL 60,000,000.00), or equivalent amount in other currencies, in the period set forth in the decision or, if a period is not provided in the decision, within up to ten (10) Business Days counted as of the date on which the Issuer is formally notified of the decision;

(xii)	merger of shares and/or transfer of controlling interest of the Issuer, in accordance with the wording set forth in article 116 of the Brazilian Corporation Law, unless the Casino Guichard Perrachon S.A., enrolled with CNPJ/ME under No. 08.572.014/0001-91 (“Casino”) remains as direct or indirect controller of the Issuer, individually or through a controlling block;

(xiii)	change in the corporate purpose of the Issuer, as described in Clause 3.1.1 above, which implies a change in the Issuer’s main activity and/or includes relevant activity which implies a change in the Issuer’s main activity;

(xiv)	no maintenance by the Issuer, while there are outstanding Debentures of the following financial indexes and limits (“Financial Indexes and Limits”), which shall be ascertained quarterly by the Issuer, based on the twelve (12) months prior to the respective ascertainment date, based on the consolidated quarterly financial statements and information of the Issuer, and followed by the Trustee within ten (10) Business Days counted as of the date of the presentation of the documents by the Issuer to the Trustee. The first ascertainment will be made based on the Issuer’s consolidated financial statements for the quarter ended on March 31, 2020:

(a)	Consolidated Net Debt not exceeding the Owners’ Equity; and

(b)	Ratio between Consolidated Net Debt and Consolidated EBITDA, less than or equal to three point twenty-five (3.25);

(xv)	in the event of an increase in the Issuer's Consolidated Gross Debt, except when the destination of the funds obtained from the said increase is: (a) operational and/or working capital needs, (b) productive/operational investments, or (c) debt refinancing, in which case the use of such resources in the acquisition of other companies is prohibited in any case;

(xvi)	carrying out financial transactions and/or other transactions and/or entering into any contracts with related parties not directly or indirectly controlled by the Issuer, not essential to the Issuer's operation, or providing guarantees in favor or benefit of its direct or indirect controllers, except (a) the agreements and/or guarantees in effect on the settlement date of this Issue; and (b) such transactions that occur with the prior and express authorization of the Debenture holders;

(xvii)	judicial decision, resulting from inquiry of the Indenture by any person not mentioned in item (iv) of Clause 4.12.1, whose effects are not suspended within up to twenty (20) Business Days from the date on which the Issuer becomes aware of said decision judicial;

(xviii)	creation of any Lien (defined as mortgage, pledge, chattel mortgage, fiduciary assignment, usufruct, trust, charge, encumbrance or burden, seizure, sequestration or attachment, judicial or extrajudicial, voluntary or involuntary, or other act that has a practical effect similar to any of the expressions above, in unit or aggregate value, equal to or higher than sixty million reais (BRL 60,000,000.00), or equivalent value in other currencies (“Lien”) on assets (s) and/or income, present and/or future, of the Issuer, including, but not limited to, shares or quotas of its subsidiaries, except: (a) for Lien existing on the Issue Date; (b) for Liens created as a result of renewals or substitutions or renegotiations, total or partial, of debts existing on the Issue Date, provided that the Lien is constituted exclusively on the asset that already guaranteed the renewed, substituted or renegotiated debt on the Issue Date; or (c) for Liens existing on any asset of any company at the time that such company is incorporated by the Issuer and which was not created due to or in anticipation of that event; and

(xix)	default, as determined in a judicial decision, by the Issuer and/or its Controlled Companies, as well as by its employees and their respective directors and members of the board of directors, as applicable, of Law No. 12,846, of August 1, 2013, as amended, Decree No. 8,420, of March 18, 2015, the UK Bribery Act 2010, as amended, and the US Foreign Corrupt Practices Act of 1977, as amended, and other applicable rules that deal with acts of corruption and acts that are harmful to public administration (“Anticorruption Laws”).

4.12.3.2       For the purposes of the provisions in Clause 4.12.3.1 above, the following definitions shall apply: (i) “Consolidated Net Debt” means the total debt of the Issuer (short and long term loans and financing, including debentures and promissory notes), subtracted from cash availabilities and accounts receivable, with a discount of one point five percent (1.5%), arising from sales with credit cards, food vouchers and multi-benefits; and (ii) “Consolidated EBITDA”, the gross profit, less operating expenses, excluding depreciation and amortization, plus other recurring operating income and excluding general administrative and sales expenses over the last four (4) quarters covered by the most recent consolidated financial statements available from the Issuer, prepared in accordance with accounting principles generally accepted in Brazil; and (iii) “Economic Group” , the Issuer’s corporate group, that includes its parent, controlled, affiliate companies and members of its controlling block.

4.12.4 In the occurrence of any of the events of non-automatic early maturity contained in Clause 4.12.3.1, the Trustee shall convene, within up to two (2) Business Days as of the date in which it is aware of the occurrence of said event, a General Meeting of Debenture Holders to resolve on the non-statement of the early maturity of the Debentures, by Debenture holders who represent at least ninety per cent (90%) of the outstanding Debentures.

4.12.4.1       Should the General Meeting of Debenture Holders referred to in Clause 4.12.4 above not be opened due to lack of a quorum, at the second convening, or there is no sufficient quorum to declare the early maturity, the Trustee should consider in advance all obligations arising from the Debentures and demand immediate payment of the Unit Par Value or balance of the Unit Par Value, as the case may be, plus Compensation and other charges due up to the date of actual payment.

4.12.5 In the event of early maturity of the Debentures, the Issuer undertakes to pay the Unit Par Value or balance of the Unit Par Value, as the case may be, plus the Compensation, calculated on a pro rata temporis basis as of the First Subscription and Payment Date, or as of the immediately preceding Compensation Payment Date, until the Maturity Date, as well as any other amounts eventually due by the Issuer under this Indenture.

4.12.5.1       The payment of the amounts referred to in the previous Clause, as well as any other amounts eventually due by the Issuer under this Indenture, shall be performed in up to one (1) Business Day as of the written communication to be sent by the Trustee to the Issuer, in accordance with Clause Nine of this Indenture, outside the scope of B3, under penalty of the Issuer in not doing so, being obliged yet, to the payment of the late payment charges set forth in Clause 4.15 below.

4.12.5.2        B3 shall be communicated immediately after the statement of the early maturity, in accordance with the other terms and conditions of the transactions manual.

4.13       Optional Early Redemption

4.13.1 The Debentures may be fully redeemed at any time as of the third (3rd) month counted as of the Issue Date, that is, as of April 6, 2020, included, at the Issuer’s discretion, through delivery of communication to all the Debenture holders, with a copy to the Trustee, or publication of a communication to the Debenture holders ten (10) Business Days in advance of the event date (“Early Redemption” or “Optional Early Redemption”), informing: (i) the date on which the Early Redemption shall be made; and (ii) any other information relevant to the Debenture holders.

4.13.1.1       The Optional Early Redemption of the Debentures by the Issuer will be allowed, upon payment of its Unit Par Value or balance of the Unit Par Value, as the case may be, plus: (i) the Compensation, calculated pro rata temporis from the First Subscription and Payment Date or from the last Compensation Payment Date, as the case may be, until the date of the effective Optional Early Redemption, as well as a fine and default interest, if any; and (ii) a premium of fifty hundredths percent (0.50%) per year, base 252 (two hundred and fifty-two) Business Days, from the date of the effective Optional Early Redemption until the Maturity Date, on the Unit par Value or on the balance of the Unit Par Value, as the case may be, plus the Compensation, to be calculated according to the following formula:

PUredemption = VR + VR * (d/252 * 0.50%)

Where:

VR = Unit Par Value or the balance of Unit Par Value, as the case may be, plus Compensation and other charges due and unpaid by the date of the Optional Early Redemption, calculated pro rata temporis from the Date of First Subscription and Payment or of the respective last Compensation Payment Date, as the case may be, until to the date of the optional Optional Early Redemption; and

d = number of Business Days to elapse between the date of the optional Optional Early Redemption and the Maturity Date.

4.13.2 B3 shall be communicated by the Issuer, together with the Trustee, about the early redemption of the Debentures with at least five (3) Business Days in advance of the stipulated date for its realization.

4.13.3       The partial Optional Early Redemption of the Debentures shall not be allowed.

4.13.4 Payment of the Debentures subject to Optional Early Redemption will be made (i) through the procedures adopted by B3 for the Debentures held in custody electronically at B3, and/or (ii) by deposit in current accounts indicated by the holders of the Debentures, to be made by the Settling Bank and Bookkeeping Agent, in the case of Debentures not held in custody electronically at B3.

4.14 Extraordinary Optional Amortization

4.14.1 The Issuer may, subject to the terms and conditions set out below, at its sole discretion and regardless of the will of the Debentures holders, perform optional amortization of the Unit par Value or the balance of the Unit Par Value of the Debentures, as the case may be, upon payment of a portion of the Unit Par Value or the balance of the Unit Par Value, as the case may be, of the Debentures, at any time from the third (3rd) month from the Issue Date, that is, from April 6, 2020 included, plus Compensation and a premium corresponding to fifty hundredths percent per year

(0.50% p.a.), on a pro rata temporis basis, base of 252 (two hundred and fifty-two) Business Days, for the period elapsing from the date of the optional amortization until the respective Maturity Date, incident on the portion of the Unit Par Value or the Unit Par Value balance, as the case may be, plus Compensation (“Optional Amortization”), calculated according to the following formula:

PremiumAmEx = VA * (0.50% * d/252)

Where:

VA = portion of the Unit Par Value or the Unit Par Value balance of the Debentures, as the case may be, plus Compensation; and

d = number of Business Days to elapse between the date of the effective Optional Amortization and the Maturity Date.

4.14.1.1        The Optional Amortization shall be limited to ninety-eight percent (98%) of the Unit Par Value of the Debentures and may only occur through communication addressed directly to the Debentures holders, with a copy to the Trustee or, still, through publication of a communication addressed to the Debenture holders to be widely disseminated under the terms of this Indenture (“Optional Amortization Communication”), with a minimum advance of five (5) Business Days from the date scheduled for the performance of the Optional Amortization (“Optional Amortization Date”), and will be carried out in accordance with B3 procedures.

4.14.1.2        The Optional Amortization Communication should include: (a) the date, which must be a Business Day, and the Optional Amortization procedure, subject to the relevant legislation, as well as the terms and conditions established in this Indenture; (b) mention of the portion of the Unit Par Value or the balance of the Unit Par Value, which will be amortized under this Clause; (c) the amount of the Optional Amortization; and (d) the other information considered relevant by the Issuer for the knowledge of the Debenture holders.

4.15        Optional Acquisition

4.15.1        The Issuer may, at any time, acquire, totally or partially, Debentures, according to the provisions of article 55, paragraph 3 and items I and II, of the Brazilian Corporation Law, subject to the acceptance of the respective seller Debentures holder: (a) for an amount equal to or less than the Unit Par Value or balance of the Unit Par Value, as the case may be, plus the Compensation and, if applicable, the Late Payment Charges due, the fact being included in the management report and the Issuer's consolidated and audited financial statements (and / or quarterly financial information) (or subject to special review, as the case may be); or (b) for an amount higher than the Unit Par Value or the balance of the Unit Par Value, as the case may be, if applicable, provided that the rules issued by the CVM are complied with, plus the Compensation and, if applicable, the Late Payment Charges due.

The Debentures acquired by the Issuer may, at the Issuer's discretion, be canceled, remain in treasury or be placed on the market again. The Debentures acquired by the Issuer to remain in treasury under this clause, if and when put back on the market, will be entitled to the same Compensation applicable to the other Debentures.

4.16        Early Redemption Offering

4.16.1 The Issuer may make, at its sole discretion, at any time from the Issue Date, an early redemption offering for all Debentures (“Early Redemption Offering”), and the Early Redemption Offering proposed by the Issuer must be addressed to all Debenture holders.

The Early Redemption Offer shall be addressed to all Debenture holders, without distinction, ensuring equal conditions to all Debenture holders to accept the early redemption of the Debentures of which they hold, in accordance with the terms and conditions provided for in the clauses below.

4.16.2        The Issuer shall carry out the Early Redemption Offering by means of a publication of a communication addressed to the Debenture holders, to be made widely available under 4.21 below, or by means of an individual communication to be sent by the Issuer to each of the Debenture holders, with a copy to the Trustee, to B3, to the Settlement Bank and the Bookkeeping Agent (“Notice of Early Redemption Offering”), which shall describe the terms and conditions of the Early Redemption Offering, including: (i) effective date for the redemption object of the Early Redemption Offering, which will coincide with the payment of the Early Redemption Offering Amount (as defined below); (ii) the mention that the Early Redemption Offering Amount shall be calculated in accordance with Clause 4.16.3 below; (iii) the amount of the early redemption premium to be offered by the Issuer, if any, which cannot be negative; (iv) the form and deadline for the statement to the Issuer by the Debenture holders who choose to adhere to the Early Redemption Offering, subject to the provisions of Clause 4.16.4 below; and (v) the other information necessary for the decision by the Debenture holders and for the implementation of the Early Redemption Offering.

4.16.3        On the occasion of the Early Redemption Offering, the Debenture holders shall be entitled to the payment of the Unit Par Value or the balance of the Unit Par Value, as the case may be, and if applicable, plus: (i) the Compensation, calculated pro rata temporis, from the First Subscription and Payment Date or the immediately preceding Compensation Payment Date, as the case may be, until the date of the redemption object of the Early Redemption Offering, as well as, if applicable, (ii) a redemption premium, which, if any, cannot be negative and (iii) the Late Payment Charges due and not paid until the date of said redemption (“Early Redemption Offering Amount”).

4.16.4 After sending the Notice of Early Redemption Offering, Debenture holders who choose to adhere to the Early Redemption Offering will have a period of up to ten (10) Business Days to formally manifest themselves before the

Issuer, with a copy to the Trustee.

4.16.5 If the early redemption of the Debentures is carried out as set out above, it must occur on a single date for all Debentures of the Debentures holders who adhere to the Early Redemption Offering, on the date provided for in the Notice of Early Redemption Offering, with the consequent cancellation of the redeemed Debentures.

4.16.6 The Issuer must, at least five (5) Business Days in advance of the date of the early redemption, communicate to the Bookkeeping Agent, the Settlement Bank, B3 and the Trustee the date of the early redemption.

4.16.7 The payment of the Debentures to be early redeemed, through the Early Redemption Offering, will be made by the Issuer (i) through the procedures adopted by B3 or (ii) by depositing in current accounts indicated by the Debenture holders, to be performed by the Bookkeeping Agent, in the case of Debentures that are not electronically held in custody in accordance with item (i) above.

4.17        Late Payment Charges

4.17.1 In case of lack of punctuality in the payment by the Issuer of any amount due to the holders of Debentures, the debits in arrears and not paid by the Issuer shall be since the default date until the date of the actual payment subject to, regardless of notice, or judicial or extrajudicial notification, besides the Compensation: (i) conventional, irreducible and non-compensatory fine of two percent (2%); and (ii) default interest at the rate of one percent (1%) per month, both levied on the amounts in arrears, except if the default occurs due to a third party operational problem and that problem is solved within one (1) Business Day after the default date (“Late Payment Charges”).

4.18       Decline of Rights to Accruals

4.18.1       The non-attendance of the holder of Debentures to receive the amount corresponding to any of the pecuniary obligations due by the Issuer on the date set forth in this Indenture or in a notice published by the Issuer, shall not entitle him to receive late payment charges or any increase relative to the delay in the receipt, however, being assured the right acquired until the date of the respective maturity.

4.19       Place of Payment

4.19.1       The payments to which the Debentures are entitled shall be made by the Issuer through B3, pursuant to the procedure of B3, in case the Debentures are held in custody electronically in B3, or by the Issuer through the Settling Bank, in case the Debentures are not held in custody electronically in B3.

4.20       Extension of Deadlines

4.20.1 The deadlines regarding the payment of any obligationprovided in this Indenture shall be automatically extended until the first subsequent Business Day if the due date coincides with the day on which there is no bank working hours in the City of São Paulo, State of São Paulo, without any addition to the amounts to be paid, except in cases where the payment must be made through B3, in which case there will only be an extension when the date of payment coincides with a national holiday, Saturday or Sunday..

4.21       Advertising

4.21.1       All relevant acts and decisions resulting from the Issue which, in any way, may involve directly or indirectly the interests of the holders of the Debentures, as per CVM Instruction 358, shall be mandatorily published as a “Notice to the Debenture Holders” in the Issuer’s Disclosure Newspapers, as well as in the Issuer’s page in the international computer network (http://www.gpari.com.br). The Issuer may change the Issuer’s disclosure newspapers by other newspapers of general circulation by means of written communication to the Trustee and publication as a notice in the newspaper to be replaced.

4.22       Tax Immunity

4.22.1       Should any holder of Debentures enjoy any type of tax immunity or exemption, said holder of Debentures must submit to the Settling Bank, at least ten (10) Business Days before the date set for receipt of payments relating to the Debentures, documentation proving the said tax immunity or exemption, under penalty of having discounted from their payment the amounts due under the tax legislation in force.

4.22.2        The Debentures holder who has submitted documentation proving their condition of tax immunity or exemption, under the foregoing item, and who has this condition changed and/or revoked by normative provision, or for failing to meet the conditions and requirements perhaps prescribed in the applicable legal provision, or further, if this condition is questioned by a competent judicial, fiscal or regulatory authority, or further, which has this condition changed and/or revoked for any reason other than those mentioned in this Clause, must communicate this fact , in detail and in writing, to the Settlement Bank and the Bookkeeping Agent, with a copy to the Issuer, as well as to provide any additional information in relation to the topic requested by the Settlement Bank and the Bookkeeping or the Issuer.

4.23       Amendment to this Indenture

4.23.1       Any amendments to this Indenture shall be signed by the Issuer and by the Trustee after approval in the General Meeting of Debenture Holders, in compliance with the following provision, according to Clause Seven below, and later filed with JUCESP.

4.23.2        The Parties agree that the present Indenture, as well as the other documents of the Issue may be changed, without the need for any approval from the Debenture holders, whenever and only: (i) when such change arises exclusively from the need to meet the requirements for compliance with legal, regulatory or CVM, B3 or ANBIMA standards; (ii) when a material error is verified, be it a gross, typing or arithmetic error; (iii) changes to the Indenture already expressly permitted under the terms thereof; or (iv) due to the updating of the Parties' registration data, such as changes in the corporate name, address and telephone number, among others, as long as there is no additional cost or expense for the Debenture holders.

5. ADDITIONAL OBLIGATIONS OF THE ISSUER

5.1       The Issuer is additionally obliged to:

(i)	Provide the Trustee:

(a)	within at most, ninety (90) days after the end of each fiscal year, or within five (5) Business Days as of the date of its disclosure, whichever occurs first, a copy of the Issuer’s complete financial statements related to the respective fiscal year, followed by the management report and the independent auditors’ opinion, as applicable. The information referred to in this item shall be followed by: (1) report containing the calculation report showing the calculation of the Financial Indexes and Limits, prepared by the Issuer, explaining the items required for their calculation, and the Trustee may request the Issuer and/or the Issuer's independent auditors any additional clarifications that are necessary; and (2) a statement signed by the Issuer's officers (s), in accordance with its bylaws, attesting: (2.1) that the provisions contained in the Indenture remain valid; and (2.2) the non-occurrence of any of the events of early maturity and non-existence of non-compliance with the obligations of the Issuer before the holders of Debentures and the Trustee;

(b)	within at most forty-five (45) days after the end of the first three (3) fiscal quarters or in five (5) Business Days after disclosure to the market, whichever occurs first, a copy of the Issuer's quarterly information the respective quarter, accompanied by the management report and the independent auditors' report. The information referred to in this item shall be followed by a report containing the calculation report showing the calculation of the Financial Indexes and Limits, prepared by the Issuer, explaining the items required for their calculation, and the Trustee may request the Issuer and/or the Issuer's independent auditors any additional clarifications that are necessary;

(c)	within ten (10) Business Days, any information that may be requested by the Trustee, in order for it to comply with its obligations under this Indenture and CVM Instruction No. 583, dated as of December 20, 2016 (“CVM Instruction 583”);

(d)	on the same date of publication, the information disclosed as provided for in Clause 4.21 above;

(e)	notices to the holders of Debentures, material facts, as well as minutes of general meetings and meetings of the Board of Directors of the Issuer, as applicable, which, in some way, involve the interest of the holders of Debentures, within two (2) Business Days as of the date they are (or should have been) published or, if not published, as of the date they are carried out;

(f)	as long as it is of its knowledge, information about any non remedied non-compliance, of pecuniary nature or not, of any clauses, terms or conditions of this Indenture, within up to five (5) Business Days, as of the date of non-compliance, without prejudice to the provisions in item “v” below;

(g)	within up to five (5) Business Days after its receipt, copy of any mail or judicial notification received by the Issuer that may result in Material Adverse Effect;

(h)	Original copy with an attendance list with the filing with JUCESP of the acts and meetings of the Debenture holders that may be performed within the scope of the Issue; and

(i)	all other documents and information that the Issuer, in accordance with the terms and conditions set forth in this Indenture, has undertaken to send to the Trustee;

(ii)	submit, pursuant to the law, its accounts and balance sheets to evaluation by an independent auditing firm registered with CVM;

(iii)	maintain, in adequate operation, a body to efficiently serve the holders of Debentures or hire financial institutions authorized to provide this service;

(iv)	convene, pursuant to Clause Seven of this Indenture, a General Meeting of Debenture Holders to resolve on any of the matters that directly or indirectly relate to the Issue, in case the Trustee should do so, under this Indenture, but does not do so;

(v)	inform the Trustee within up to two (2) Business Days about the occurrence of any event set forth in Clause 4.12.1 of this Indenture;

(vi)	comply with all determinations issued by CVM, including by sending documents, also providing the information requested;

(vii)	not to carry out transactions out of its corporate purpose, complying with the statutory, legal and regulatory provisions in force;

(viii)	notify the Trustee in up to two (2) Business Days about any substantial change in the financial, economic, commercial, operational, regulatory or corporate conditions or in the Issuer’s business that (a) makes it impossible or significantly complicates the compliance by the Issuer, of its obligations resulting from this Indenture and the Debentures; or (b) causes the financial statements or information provided by the Issuer to CVM no longer reflect the real economic and financial condition of the Issuer;

(ix)	keep its property and assets duly insured, according to its current practices;

(x)	not to practice any act in disagreement with its Bylaws and/or with this Indenture or with any other document related to the Restricted Offering, especially those that may directly or indirectly compromise the punctual and full compliance with the obligations assumed before the holders of Debentures;

(xi)	except in cases where, in good faith, the Issuer is discussing the applicability of the law, rule or regulation at the administrative or judicial levels and this discussion does not cause the interruption or suspension of the Issuer's activities or could result in a material adverse effect: (a) to the Issuer's economic, financial or operational situation; and/or (b) in the timely fulfillment of the obligations assumed by the Issuer before the Debenture holders, pursuant to this Indenture (“Material Adverse Effect”), comply with all laws, rules, regulations and orders applicable in any jurisdiction in the which does business or has assets;

(xii)	keep the Settling Bank, the Bookkeeping Agent, the Trustee, and the secondary market negotiation system (CETIP21) hired, during the Debentures term of validity, at its own expense;

(xiii)	keep Standard & Poor’s, Fitch Ratings or Moody’s (“Risk Rating Agency”) contracted for the entire term of the Debentures to assign risk rating exclusively to the Issuer, undertaking to: (a) keep it updated, under the terms required by the CVM, as well as make it available on its website; (b) provide all information and send all relevant documents requested by the Risk Rating Agency, observing that the amounts due to the Risk Rating Agency for the purposes provided for herein must be paid by the Issuer; and (c) if the Risk Rating Agency ceases its activities in Brazil, has its registration or recognition with the CVM to act as a risk rating agency canceled, or, for any reason, is prevented from issuing the Issuer's risk rating, hire another risk rating agency without the need for approval by the Debenture Holders, simply by notifying the Trustee, provided that such risk rating agency is Standard & Poor's, Fitch Ratings or Moody's or, in the proven inability to hire one of these companies for facts that are outside the control of the Issuer, another risk rating agency, provided that it is approved by the General Meeting of Debenture Holders convened for this purpose;

(xiv)	make payment of all expenses evidenced by the Trustee that may be necessary to protect the rights and interests of holders of Debentures or to realize their credits, including attorney’s fees and other expenses and costs incurred by virtue of the collection of any amount due to holders of Debentures under this Indenture;

(xv)	make the collection of any taxes that may be or may come to be levied on the Issue and that are the responsibility of the Issuer;

(xvi)	keep valid and regular, during the term of validity of the Debentures, the representations and warranties submitted in this Indenture, as applicable;

(xvii)	not disclose to the public information regarding the Issuer, the Restricted Offering or the Debentures in disagreement with the provisions of the applicable regulations, including, but not limited to, the provisions of CVM Instruction 476 and article 48, item II of CVM Instruction No. 400, dated as of December 29, 2003, as amended;

(xviii)	refrain from trading securities issued by it until the Lead Arranger sends the closing notice of the Restricted Offering to the CVM, subject to the provisions in article 12 of CVM Instruction 476;

(xix)	abstain until the Lead Arranger sends the closing notice of the Restricted Offering to the CVM, from (a) disclosing information relative to the Restricted Offering, except for what is necessary for the achievement of its objectives, warning the recipients about the reserved nature of the information transmitted; and (b) using the information relative to the Restricted Offering, except for purposes strictly related to the preparation of the Restricted Offering;

(xx)	maintain the Debentures deposited for trading in the secondary market during the term of validity of the Debentures, bearing the costs of said deposit;

(xxi)	perform and provide evidence to the Trustee of all necessary registrations, entries and records, as provided for in this Indenture in the competent bodies, including, but not limited to, JUCESP;

(xxii)	notify the holders of Debentures and the Trustee within up to two (2) Business Days in case any of the statements provided by the Issuer in this Indenture become totally or partially untrue, incomplete or incorrect;

(xxiii)	inform and send the organization chart, all financial data and corporate acts necessary to prepare the annual report, according to CVM Instruction No. 583, which may be requested by the Trustee, which must be duly forwarded by the Issuer within 10 (ten) Days Useful from the request of the Trustee. Said organization chart of the Issuer's corporate group must also include parent companies, controlled companies, common control, affiliates, and a member of the controlling block, at the end of each fiscal year;

(xxiv)	keep valid and regular the licenses, concessions, authorizations, permits or approvals necessary for its regular operation, including environmental, except for those that are being judicially questioned in good faith or are in legal process of renewal or that do not cause a Material Adverse Effect;

(xxv)	compliance by the Issuer and/or its Controlled Companies of the environmental and labor legislation in force applicable to the condition of its business, including, but not limited to, the provisions in the legislation in force pertinent to the National Environment Policy, to the CONAMA Resolutions - National Council of the Environment and other supplementary environmental laws and regulations (“Social and Environmental Legislation”), adopting preventive or remedial measures and actions designed to prevent and correct any damage to the environment and its workers resulting from the activities described in its corporate purpose. The Issuer and/or its Controlled Companies are also obliged to proceed with all due diligence required to carry out its activities, preserving the environment and complying with the determinations of Municipal, State and Federal Bodies that, alternatively, legislate or regulate the environmental standards in force;

(xxvi)	to comply with the legislation in force, especially the labor, social security and environmental legislation, always taking care so that (a) the Issuer does not use directly or indirectly work in conditions similar to slavery or child labor; (b) the Issuer’s workers are duly registered under the legislation in force; (c) the Issuer fulfills the obligations resulting from the respective employment contracts and the labor and social security legislation in force; (d) the Issuer complies with the legislation applicable to the protection of the environment, as well as the public health and safety; (e) the Issuer holds all permits, licenses, authorizations and approvals necessary for the exercise of its activities, in compliance with the applicable environmental legislation; and (f) the Issuer has all necessary registrations, in compliance with the applicable civil and environmental legislation;

(xxvii)	if it becomes aware of any act or fact that violates the Anti-Corruption Laws, immediately inform the Trustee;

(xxviii)	make any payments due to the holders of the Debentures exclusively by the means provided for in this Indenture; and

(xxix)	in case of contracting any type of debt instrument, loan, financing, issuing debentures or promissory notes or contracting any other fundraising operation in the financial or capital markets that establishes conditions related to security interests and/or personal guarantees , financial covenants, grace periods and thresholds, more beneficial to the respective creditors than the conditions set forth in this Indenture (“New Debt”), the Issuer shall notify such fact to the Trustee within up to five (5) Business Days as of the respective execution. The Trustee, and the Issuer shall enter into an amendment to this Indenture that changes it in order to match the conditions provided for in this instrument with those of the New Debt (“Matching Amendment”) within fifteen (15) Business Days from the date of the receipt of the notification referred to herein, without the need for approval by the General Meeting of Debenture holders, being certain that (i) any personal guarantees must be provided in favor of this Issue by the same guarantor and under the same terms and conditions in which they were provided in favor of the New Debt and (ii) any security interests provided in favor of the New Debt must be shared with the present Issue through the inclusion of the Trustee as beneficiary, as representative of the Debenture Holders, in proportion to the balance of each debt. In both cases, the guarantees will be automatically accepted by the debenture holders. The Matching Amendment must be registered with JUCESP, in accordance with Clause 2.1.3 above.

5.2       The Issuer, herein, undertakes, irrevocably and irreversibly, to take care so that the transactions that it may practice within the B3 scope are always supported by good market practices, with full and perfect compliance with the applicable standards to the matter, exempting the Trustee from any and all liability for claims, losses and damages, loss of profits and/or emerging profits to which the non-compliance with the said standards may give cause, provided that they have been proven not to have been generated by the Trustee’s actions.

5.3       Without prejudice to other obligations expressly provided for in the regulations in force and in this Indenture, the Issuer undertakes to, pursuant to CVM Instruction 476:

(i)	prepare its year-end financial statements and, if applicable, consolidated statements, in accordance with the Brazilian Corporation Law and the rules issued by CVM;

(ii)	submit its financial statements for audit by an auditor registered with CVM;

(iii)	disclose, until the day prior to the start of the Debentures negotiations, the financial statements, accompanied by notes and the report of the independent auditors, related to the three (3) previous ended fiscal years;

(iv)	disclose its financial statements, accompanied by notes and the independent auditors’ report, within three (3) months from the end of the fiscal year;

(v)	comply with the provisions of CVM Instruction No. 358, of January 3, 2002, as amended (“CVM Instruction 358”), regarding the duty of confidentiality and trade prohibitions;

(vi)	disclose on its website on the world wide web the occurrence of any “Relevant Fact”, as defined in article 2 of CVM Instruction 358, and report the occurrence of such Relevant Fact immediately to the Arrangers and the Trustee; and

(vii)	provide all information requested by CVM and B3; and

(viii)	disclose on its website on the world wide web the annual report and other communications sent by the trustee on the same date of its receipt, also pursuant to the provisions of item “iv” above.

6. TRUSTEE

6.1       Appointment

6.1.1 The Issuer appoints PENTÁGONO S.A. DISTRIBUIDORA DE TITULOS E VALORES MOBILIARIOS LTDA., identified in the preamble of this Indenture, as Trustee, representing the Debenture Holders, which, hereby and pursuant to the law, accept the appointment to, under the law and this Indenture, represent before the Issuer the agreement between the Debenture Holders.

6.2       Representations

6.2.1       The Trustee hereby represents, under penalty of law:

(i)	that it has no legal impediment, pursuant to article 66, paragraph 3, of the Brazilian Corporation Law, and article 6 of CVM Instruction 583, to exercise the function granted;

(ii)	that accepts the function granted, fully assuming the duties and attributions provided in the applicable law and in this Indenture;

(iii)	that it is fully aware and accepts this Indenture and all its terms and conditions;

(iv)	that it has no connection with the Issuer that prevents it from exercising its functions;

(v)	that it is aware of the applicable regulations issued by the Central Bank of Brazil and CVM, including Central Bank of Brazil Circular No. 1,832, of October 31, 1990;

(vi)	that it is duly authorized to enter into this Indenture and to comply with its obligations set forth herein, complying with all the legal and corporate requirements necessary for this purpose;

(vii)	that it is not in any of the conflict of interest situations provided in article 6 of CVM Instruction 583;

(viii)	that it is duly qualified to act as a trustee, under the applicable regulations in force;

(ix)	that it is a financial institution, and is duly organized, incorporated and existing in accordance with Brazilian laws;

(x)	that this Indenture constitutes a legal, valid, binding and effective obligation of the Trustee, enforceable in accordance with its terms and conditions;

(xi)	that the execution of this Indenture and the fulfillment of the obligations provided herein do not breach any obligation previously assumed by the Trustee;

(xii)	that acts as a trustee in other securities issued by the Issuer or of an affiliate, controlled, controlling company or member of the same group as the Issuer, as described below:

Issue	16th issue of debentures of Companhia Brasileira de Distribuição
Total Issue Value	BRL 1,200,000,000.00
Quantity	700,000 (1st Series); 500,000 (2nd Series)
Species	unsecured
Guarantees	N/A
Maturity Date	9/10/2021 (1st Series); 9/10/2022 (2nd Series)
Compensation	162.71% of the DI Rate (1st Series); 163.56% of the DI Rate (2nd series)
Situation	Financial non-default

Issue	1st issue of debentures of Sendas Distribuidora S.A.
Total Issue Value	BRL 8,000,000,000.00
Quantity	200,000 (1st Series); 200,000 (2nd Series); 200,000 (3rd series); 200,000 (4th Series);
Species	Unsecured
Guarantees	N/A
Maturity Date	8/20/2020 (1st Series); 8/20/2021 (2nd Series); 8/20/2022 (3rd series); 8/20/2023 (4th Series)
Compensation	100% of the DI Rate + 1.60% p.a. (1st Series); 100% of the DI Rate + 2.34% p.a. (2nd Series); 100% of the DI Rate + 2.65% p.a. (3rd Series); 100% of the DI Rate + 3.00% p.a. (4th Series)
Situation	Financial non-default

Issue	1st issue of Notes of Sendas Distribuidora S.A.
Total Issue Value	BRL 800,000,000.00
Quantity	16
Species	Unsecured
Guarantees	N/A
Maturity Date	07/05/2020 (1st Series); 07/04/2021 (2nd Series); 07/04/2020 (3rd Series); 07/04/2023 (4th Series); 07/04/2024 (5th series); 07/04/2025 (6th Series)
Compensation	100% of the DI Rate + 0.72% p.a.
Situation	Financial non-default

Issue	4h issue of Notes of Companhia Brasileira de Distribuição
Total Issue Value	BRL 800,000,000.00
Quantity	800
Species	unsecured
Guarantees	N/A
Maturity Date	01/09/2022
Compensation	105.75% of the DI Rate
Situation	Financial non-default

(xiii)	that ensures and will ensure, under paragraph 1 of article 6 of CVM Instruction 583, equal treatment to all Debenture holders, in compliance with guarantees, obligations and specific rights attributed to the respective Debenture holders; and

(xiv)	That verified the consistency of the information in this Indenture, ensuring that omissions, failures or defects of which it is aware are remedied;

6.2.2       The Trustee will perform its duties from the date of execution of this Indenture or any amendment regarding its replacement, and shall remain in the exercise of its functions until the effective maturity of the Debentures or, if the Issuer's default obligations remain under this Indenture after the Maturity Dates, until all the Issuer's obligations under this Indenture are fulfilled, or even until its effective replacement, pursuant to Clause 6.3 below.

6.2.3       The Trustee’s performance is limited to the scope of CVM Instruction 583 and the applicable articles of the Brazilian Corporation Law,as well as to the provisions of the Indenture, and under any form or pretext, it is exempt from any additional liability that has not arisen from the applicable law and/or this Indenture.

6.2.4       Without prejudice to the Trustee's duty of care, the Trustee will assume that the original documents or documents certified copies sent by the Issuer or by third parties at its request have not been subject to fraud or adulteration. Nor will it be liable, under any circumstances, for the preparation of the Issuer's corporate documents, the preparation of which will remain under the Issuer's legal and regulatory obligation, under the applicable law.

6.2.5       The Trustee’s acts or statements, which create liability for the Debenture Holders and/or exonerate third parties from obligations towards Debenture Holders, as well as those regarding the due fulfillment of the obligations assumed herein, will only be valid when previously so resolved in the General Meeting of Debenture Holders.

6.3       Replacement

6.3.1 In the event of impediments, resignation, intervention or extrajudicial liquidation, bankruptcy, or any other case of vacancy of the Trustee, the General Meeting of Debenture Holders will be held within the maximum term of thirty (30) days from its determination, to choose the new trustee, and this Meeting may be called by the Trustee to be replaced, or by Debenture Holders who represent at least ten percent (10%) of the Outstanding Debentures. In exceptional cases, CVM may call the meeting to choose the new trustee or appoint a temporary replacement. If the call does not occur within fifteen (15) days before the end of the aforementioned term, the Issuer shall make the call, observing the term of fifteen (15) days for the first call and eight (8) days for the second call, and CVM may appoint a temporary replacement until the choice the new trustee has been completed.

6.3.2       If the Trustee may not continue to perform its functions due to circumstances supervening this Indenture, the Trustee shall immediately communicate the fact to the Debenture Holders and the Issuer, requesting its replacement.

6.3.3       After the expiration for the distribution of the Debentures, the Debenture Holders are entitled to proceed with the Trustee replacement and the appointment of its replacement, at the General Meeting of Debenture Holders specially called for this purpose. The replacement is permanent.

6.3.4       The Trustee replacement shall be communicated to CVM, within up to seven (7) Business Days after the registration of the amendment to the Indenture that formalizes the respective replacement.

6.3.5       If the Trustee effective replacement occurs, that replacement will receive the same compensation received by the Trustee in all its terms and conditions, and the first annual installment due to the replacement will be calculated pro rata temporis, from the start date of its function as Trustee. This compensation may be altered by mutual agreement between the Issuer and the replacement trustee, as long as previously approved by the General Meeting of Debenture Holders.

6.3.6       The rules and precepts on the subject issued by CVM apply to the cases of Trustee replacement.

6.4       Obligations

6.4.1       In addition to others provided by law, in the CVM regulations and in this Indenture, the Trustee’s obligations are:

(i)	Perform its activities in good faith, with transparency and loyalty to the Debenture holders;

(ii)	protect the Debenture Holders’ rights and interests, employing the same care and diligence in the exercise of its functions as every active and honest man employs in the management of his own assets;

(iii)	resign from the function, in the event of conflict of interest or any other type of disability, and immediately call the meeting provided for in item “xi” below to resolve on its replacement;

(iv)	keep all documentation regarding the exercise of its functions;

(v)	verify the truthfulness of the information regarding the consistency of the information in this Indenture, ensuring that omissions, failures or defects of which it is aware are remedied;

(vi)	arrange with the Issuer so that the Indenture and its amendments are registered with JUCESP, and in the event of the Issuer's omission, adopt the measures eventually provided for by law;

(vii)	monitor the information provided periodically by the Issuer and in the annual report referred to in article 15 of CVM Instruction 583, alert Debenture Holders of inconsistencies or omissions of which it is aware;

(viii)	report on the sufficiency of the information provided in the proposals to modify the Debentures conditions;

(ix)	request, when deemed necessary for the fulfillment of its functions, updated certificates from civil distributors, Tax Courts, Protest Registries, Labor Courts, Office of the Counsel for the Federal Treasury, from the location where the Issuer is headquartered or domiciled;

(x)	request, when deemed necessary, the Issuer external audit;

(xi)	call, when necessary, the General Meeting of Debenture Holders, pursuant to Clause 7.2 below;

(xii)	attend the General Meeting of Debenture Holders to provide the information requested;

(xiii)	prepare an annual report for Debenture Holders, pursuant to article 68, paragraph 1, letter b, of the Brazilian Corporation Law, which shall contain the information provided in Annex 15 of CVM Instruction 583;

(xiv)	make the report referred to in item “xiii” above available to Debenture Holders within a maximum term of four (4) months from the end of the Issuer's fiscal year, on its website on the world wide web;

(xv)	keep the list of Debenture Holders and their addresses updated, and the Issuer and Debenture Holders (the latter as of the respective date of subscription, payment or acquisition of the Debentures) hereby authorize the Settling Bank, the Bookkeeping Agent and B3 to comply with the Trustee requests necessary for the fulfillment of this item;

(xvi)	supervise compliance with the provisions of this Indenture, including the positive and negative covenants, through documents and information provided by the Issuer, promptly informing the Debenture Holders of any defaults; and

(xvii)	communicate to the Debenture Holders any default by the Issuer regarding the financial obligations assumed in the Indenture, including the obligations regarding contractual clauses protecting the Debenture Holders’ interest and which establish conditions that shall be fulfilled by the Issuer, indicating the consequences for the Debenture Holders and the measures that intends to take on the matter, pursuant to the term provided in article 16, item II, of CVM Instruction 583.

6.4.2       In the event of default of any conditions of the Issue, the Trustee shall use any and all measures provided by law or in the Indenture to protect rights or defend the Debenture holders’ interests.

6.4.3       The Trustee must rely on the information that is made available by the Issuer to follow up with the Financial Indexes and Limits.

6.5       Trustee’s Compensation

6.5.1       The Trustee or the institution that will replace it, shall receive from the Issuer, under Clause 6.3 above, fees for the performance of its duties and attributions, pursuant to the applicable law and this Indenture, corresponding to:

(i)	quarterly compensation of nine thousand nine hundred reais (BRL 9,900.00), the first installment due in five (05) Business Days after the execution of this Indenture and the remaining installments on the same day of the subsequent quarters until the maturity of the Issue. The first installment will be due even if the Issue is not paid in, as structuring and implementation. The compensation will be due even after the Debentures final maturity, if the Trustee is still performing activities inherent to its function regarding the issue, and this compensation will be calculated pro rata die;

(ii)	the payment of the installments described above shall be made to the Trustee plus the amounts regarding taxes and contributions levied on billing: (a) ISS (Municipal Services Tax); (b) PIS (Social Integration Program); (c) COFINS (Contribution to Social Security); (d) CSLL (Social Contribution on Net Profits); and (e) IRRF (Withholding Income Tax); and (f) any other taxes that may be levied on the Trustee compensation, at the tax rates in force on the dates of each payment;

(iii)	the installments referred to above will be updated annually, in accordance with the IGP-M positive accumulated change, or in the absence or impossibility of application, by the official index that will replace it, from the date of execution of this instrument, until the payment dates for each subsequent installment, calculated pro rata die;

(iv)	in case of late payment of any amount due to the Trustee, arrears will be subject to interest for late payment of one percent (1%) per month and a non-compensatory fine of two percent (2%) on the amount due, and the amount in arrears subject to adjustment for inflation by IGP-M, incurred from the date of default until the date of actual payment will be calculated pro rata die, except if the default occurs due to an operational problem of third parties and such problem is solved within one (1) Business Day after the default date; and

(v)	any additional obligations attributed to the Trustee or changes in the transaction ordinary characteristics will allow the Trustee to review the fees proposed herein.

6.6       Expenses

6.6.1       The compensation does not include the expenses with travel, meals, accomodation, transportation, notices, issuance of certificates, notarial fees, photocopies, scans, sending of documents and publications necessary to act as the Trustee, during or after the service implementation, to be covered by the Issuer, after, to the extent possible, prior approval. Also not included, and will be borne by the Issuer, the expenses with experts, such as audit of the guarantees granted to the Debentures and legal advice to the Trustee. Any expenses, deposits, court costs, loss of suit, as well as indemnities, resulting from actions filed against the Trustee resulting from the exercise of its function or its performance in defense of the transaction structure, will be borne by the Issuer. Such expenses include attorneys' fees for the Trustee defense and shall also be advanced by the Issuer.

6.6.2        All expenses incurred by the Trustee to protect the he Debenture Holders interests shall be, to the extent possible, previously approved and advanced by the Debenture Holders, and later, reimbursed by the Issuer. Such expenses include expenses with attorneys' fees, including those of third parties, deposits, indemnities, costs and court fees for actions filed by the Trustee, as the Debenture Holders’ representative. Any expenses, deposits and court costs arising from the loss of suit will also be borne by the Debenture Holders, as well as the Trustee’s compensation and reimbursable expenses, in the event that the Issuer remains in default regarding its payment for a period greater than thirty (30) calendar days, and the Trustee may request collateral from the debenture holders to hedge the risk of loss of suit.

6.6.3       The Issuer will reimburse the Trustee for all reasonable and regular expenses that it has proven to have incurred to protect the Debenture Holders’ rights and interests or to realize its credits, within up to thirty (30) days from the delivery of a copy of the supporting documents in this regard, provided that the expenses, whenever possible, have been previously approved by the Issuer, which will be considered approved if the Issuer does not give any statements within ten (10) Business Days from the date of receipt of the respective request by the Trustee.

7. GENERAL MEETING OF DEBENTURE HOLDERS

7.1       Debenture Holders may, at any time, hold a general meeting (“General Meeting of Debenture Holders”), in accordance with the provisions of article 71 of the Brazilian Corporation Law, to resolve on matters of interest to the Debenture Holders.

7.2       The General Meeting of Debenture Holders may be called by the Trustee, by the Issuer, by Debenture Holders representing at least ten percent (10%) of the outstanding Debentures, or by CVM.

7.2.1       The call for the General Meeting of Debenture Holders will take place through a notice published, at least three (3) times, in the Issuer's Newspapers, in compliance with other rules regarding the notice of general meetings in the Brazilian Corporation Law, applicable regulation and this Indenture.

7.3       The provisions of the Brazilian Corporation Law regarding shareholders’ general meetings will apply to the General Meeting of Debenture Holders.

7.3.1       The chairman of the General Meeting of Debenture Holders will be the Debentures Holder elected by the other Debentures Holders in attendance or whoever is appointed by CVM.

7.4       Any General Meeting of Debenture Holders will be called at least fifteen (15) days in advance.

7.4.1       The General Meeting of Debenture Holders on second call may only be held at least eight (8) days after the date set for the holding of the General Meeting of Debenture Holders on first call.

7.5       Pursuant to article 71, paragraph 3, of the Brazilian Corporation Law, the General Meeting of Debenture Holders will be held, on the first call, with the attendance of Debenture Holders representing at least half of the outstanding Debentures and, on the second call, with any number.

7.6       Each outstanding Debenture will grant its holder the right to one vote at the General Meeting of Debenture Holders, whose resolutions, with the exception provided in this Indenture, will be taken by Debenture Holders who represent the majority of the outstanding Debentures, and the appointment of proxies, Debenture Holders or not, is permitted.

7.6.1 Without prejudice to the provisions of Clause 7.6 above, any change, inclusion and/or exclusion: (i) within the term of the Debentures; (ii) in the Compensation Payment Dates; (iii) in the Compensation calculation parameter; (iv) in the quorums for resolution of the General Debenture Holders' Meeting; (v) in any of the items provided for in Clauses 4.12.1 and 4.12.3.1 above, including in the case of temporary waiver or pardon; (vi) of this clause 7.6.1; and / or (vii) in any of the terms referring to Optional Early Redemption, Total Optional Early Redemption Offering and/or Optional Amortization, must be approved by Debenture holders representing at least ninety percent (90%) of the outstanding Debentures.

7.7       For the purpose of the quorum to hold the meeting and resolution referred to in this Clause Seven, Debentures issued by the Issuer that have not yet been redeemed and/or settled will be considered as outstanding Debentures, and the Debentures held in treasury by the Issuer shall be excluded, or that belong to its controlling company or to any of its controlled and affiliated companies, as well as respective officers or directors and their relatives within the second degree.

7.8       The Issuer's legal representatives will be allowed to attend any General Meetings of Debenture Holders.

7.9       The Trustee shall attend the General Meeting of Debenture Holders to provide Debenture Holders with the information requested.

7.10       The resolutions taken by the Debenture Holders at General Meetings of Debenture Holders within the scope of their legal authority, subject to the quorums of this Indenture, will bind the Issuer and oblige all holders of Debentures, regardless of attending the General Meeting of Debenture Holders or the vote cast at the respective General Meeting of Debenture Holders.

8. ISSUER REPRESENTATIONS

8.1       The Issuer hereby represents and warrants that, on this date:

(i)	that it is a corporation duly organized, incorporated and existing in accordance with Brazilian laws;

(ii)	that it is duly authorized and obtained all licenses and authorizations, including corporate ones, necessary for the execution of this Indenture, for the issue of Debentures and for the fulfillment of its obligations set forth herein, having met all the legal and statutory requirements necessary for this purpose;

(iii)	that the legal representatives who subscribe this Indenture have statutory and/or delegated powers to assume, on their behalf, the obligations established herein and, as attorneys-in-fact, had the powers legitimately granted, and the respective powers of attorney are in full force;

(iv)	that the execution of this Indenture and the fulfillment of its obligations under this Indenture, as well as the Debentures issue and public distribution do not infringe or contravene (a) any agreement or document in which the Issuer is a party or by which any of its assets and properties are bound, nor will it result in (1) early maturity of any obligation set forth in any of these agreements or instruments; (2) creation of any liens or encumbrances on any of the Issuer’s assets; or (3) termination of any such agreements or instruments; (b) any law, decree or regulation to which the Issuer or any of its assets and properties are subject; or (c) any administrative, judicial or arbitration judgment, decision or award that affects the Issuer or any of its assets and properties;

(v)	it has all the authorizations, concessions, approvals, permits and licenses required by the federal, state and municipal authorities for the regular exercise of its activities, including environmental ones, all of which are valid, considering, still, that the authorizations concessions, approvals, permits and/or licenses not obtained or renewed by the Issuer are in the legal process of renewal and cannot result in a Material Adverse Effect;

(vi)	that it is complying with all laws, regulations, administrative rules government agencies, agencies or courts determinations, applicable to the conduct of its business and which (a) are necessary for the performance of the Issuer's activities; or (b) whose non-compliance by the Issuer may not result in a Material Adverse Effect, including the provisions of the Social and Environmental Law and other supplementary environmental laws and regulations that (1) are equally necessary for the performance of the Issuer's activities or (2) whose non-compliance by the Issuer cannot result in a Material Adverse Effect, adopting preventive or remedial measures and actions aimed at avoiding or correcting any environmental damage resulting from the exercise of the activities described in its respective corporate purpose. The Issuer is also obliged to proceed with all due diligence required to carry out its activities, preserving the environment and complying with the determinations of municipal, state and federal bodies that, alternatively, legislate or regulate the environmental standards in force;

(vii)	that the Issuer's financial statements regarding the fiscal year ended on December 31, 2018, as well as the Issuer’s quarterly information dated as of September 30, 2019, correctly represent the Issuer's equity and financial situation, as applicable, on those dates and for those periods, and were duly prepared in accordance with the generally accepted accounting principles in Brazil;

(viii)	that except for those mentioned in the Issuer's Reference Form - RF, in its financial statements and quarterly information made available to CVM and the Issuer’s market, the Issuer is not aware of the existence of any action, administrative or arbitration proceeding, investigation or other type of government investigation that may cause a Material Adverse Effect;

(ix)	the Issuer's consolidated and audited financial statements for the fiscal years ended December 31, 2018, 2017 and 2016 are true, complete, consistent and correct in all respects at the date they were prepared and/or republished, reflect, in a clear and precise way, the Issuer's financial and equity position, results, operations and cash flows in the period, and until the date of execution of this Indenture (a) there was no Material Adverse Effect on the financial situation and operating results in question; and (b) there was no material transaction involving the Issuer outside the normal course of its business, with the exception of the conclusion of (i) sale of the controlling interest held by the Issuer in the capital stock of Via Varejo SA, enrolled with CNPJ under No. 33.041.260/0652-90 and (ii) acquisition of the shares of Almacenes Éxito SA, a company incorporated under the laws of Colombia, headquartered in Carrera 48 N ° 32B Sur - 139, Envigado, Colombia, enrolled with CNPJ under 23.041.875/0001-37, through the public offering for the acquisition of shares held in Colombia;

(x)	that the information and representations in this Indenture regarding the Issuer and the Restricted Offering, as the case may be, are true, consistent, correct and sufficient, enabling the investors a decision-making based on the Offering;

(xi)	that it has not omitted or will omit any fact, of any nature, which is known to it and which may result in a Material Adverse Effect to the detriment of Professional Investors who may acquire the Debentures;

(xii)	is in compliance with the obligations in this Indenture and is not, on this date, incurring any of the automatic early maturity events and/or non-automatic early maturity events;

(xiii)	that there is no connection between the Issuer and the Trustee that prevents the Trustee from fully exercise its functions;

(xiv)	that it will comply with all obligations undertaken under this Indenture, including, but not limited to, the obligation to allocate the proceeds obtained from the Restricted Offering exclusively for the purposes described in Clause 3.6 of this Indenture;

(xv)	the Issuer states, by itself and its controlling shareholders and employees, to be aware of the terms of the Anti-Corruption Laws, and undertakes to refrain from engaging in any activity that constitutes a violation of the provisions contained in the Anti-Corruption Laws. The Issuer further states (a) that, to the best of its knowledge, it adopts the best practices so as to avoid its eventual subcontractors from violating the provisions contained in the Anti-Corruption Laws and (b) that it maintains internal policies and procedures that ensure full compliance with such rules and gives full knowledge of these rules to all professionals who may relate with the Issuer;

(xvi)	that on this date, there is no violation or indication of violation of any legal or regulatory provision, national or foreign, regarding corruption or harmful acts against the government, including, without limitation, the Anti-Corruption Laws, by the Issuer or its Affiliates;

(xvii)	that this Indenture constitutes a legal, valid, effective and binding obligation of the Issuer, enforceable according to its terms and conditions, as an extrajudicially enforceable instrument, pursuant to article 784, III of Law No. 13,105, of March 16, 2015 (“Code of Civil Procedure”); and

(xviii)	that it is fully aware and agrees with the disclosure and calculation of DI Rate, disclosed by B3, and that the Compensation calculation was agreed by the Issuer's free will, in compliance with the principle of good faith.

9. COMMUNICATION

9.1       All documents and communications, which shall always be made in writing, as well as physical means containing documents or communications to be sent by either Party under this Indenture, shall be sent to the following addresses:

(i)       if to the Issuer:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Avenida Brigadeiro Luiz Antonio, nº 3.142

01402-901 - São Paulo - SP

Attn: Mr. Frederico Augusto Alonso

Telephone: (11) 3886-3844

E-mail: frederico.alonso@gpabr.com / captacao.gpa@gpabr.com

(ii)       if to the Trustee:

PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS

Av. das Américas, nº 4.200, Bloco 08, Ala B, Salas 302, 303 e 304

CEP 22640-102 - Rio de Janeiro – RJ

Attn: Messrs. Marco Aurélio Ferreira / Marcelle Santoro / Karolina Vangelotti

Telephone: (21) 3385-4565

E-mail: assembleias@pentagonotrustee.com.br

(iii)       if to the Settling Bank or the Bookkeeping Agent:

BANCO BRADESCO S.A.

Núcleo Administrativo “Cidade de Deus”, s/n, Prédio Amarelo, 1º andar, Vila Yara

06029-900 – Osasco - SP

Attn: Marcelo Ronaldo Poli - Shares and Custody Department

Telephone: (11) 3684-7654 - Extension: 47654

E-mail: marcelo.poli@bradesco.com.br

(iv)       if to B3:

B3 S.A. – BRASIL, BOLSA, BALCÃO – SEGMENTO CETIP UTVM

Praça Antônio Prado, 48, 4º andar
01010-901 – São Paulo - SP
Attn.: Superintendence of Fixed Income Securities Offering
Telephone: 0300-111-1596
E-mail: valores.mobiliarios@b3.com.br

9.2 Communications regarding this Indenture will be considered delivered when received under protocol, with “return receipt” sentby mail or e-mail message system, or by telegram at the addresses above. The change of any of the addresses above shall be communicate to the other parties by the one whose address has been changed.

10. MISCELLANEOUS

10.1       There is no presumption of waiver of any of the rights arising from this Indenture. Accordingly, any delay, omission or discretion in the exercise of any right, power or remedy due to the Trustee and/or the Debenture Holders due to any default of the Issuer's obligations, will prejudice such rights, powers or remedies, or be interpreted as a waiver thereof or agreement with such default, nor will it constitute a novation or modification of any other obligations undertaken by the Issuer in this Indenture or precedent regarding any other default or delay.

10.2       This Indenture is executed on an irrevocable and irreversible manner, binding the Parties and their successors.

10.3        Any and all costs incurred due to the registration of this Indenture and any of its amendments, and corporate acts related hereto with the competent registries of deeds, shall be exclusively borne by the Issuer.

10.4       If any of the provisions of this Indenture is judged to be illegal, invalid or ineffective, all other provisions not affected by such judgment shall prevail, and the Parties undertake in good faith to replace the affected provision by one that, to the extent possible, produces the same effect.

10.5       For the purposes of this Indenture, Business Day(s) is any day other than Saturday, Sunday or declared national holiday (“Business Day(s)”).

10.6       This Indenture and the Debentures are an extrajudicially enforceable instrument under article 784, items I and III of the Code of Civil Procedure, and the obligations contained therein are subject to specific enforcement, according to articles 536 et. seq. of the Code of Civil Procedure.

11. LAW AND JURISDICTION

11.1       This Indenture is governed by the Laws of the Federative Republic of Brazil.

11.2 The Parties elect the District Court of São Paulo, State of São Paulo, as competent to settle any matters or disputes arising from this Indenture, expressly waiving any other, however privileged it may be.

In witness whereof, the Parties execute this Indenture in three (3) counterparts of equal content and form and for the same purpose, with the two undersigned witnesses.

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 27, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.